Exhibit 10.27

March 8, 2018

Kelly N. Cook

Via electronic mail

Dear Kelly,

This letter confirms the offer of employment with Pier 1 Services Company (the “Company”), a subsidiary of Pier 1 Imports, Inc., for the position of Executive Vice President, Marketing in Fort Worth, Texas, effective March 19, 2018 (“Start Date”) pursuant to the terms of the attached Employment Term Sheet (“Exhibit A”). The position reports to the President and Chief Executive Officer at a starting base salary of $450,000 per year ($17,307.69 bi-weekly), subject to required withholdings for applicable taxes and voluntary pay deductions.

This offer of employment is contingent upon the completion, receipt and review of all references and background checks currently underway, each subject to the Company's approval and approval of the Employment Term Sheet by the Compensation Committee of the Board of Directors of Pier 1 Imports, Inc.

You represent and warrant to the Company that (a) on the date you sign and accept the terms of this offer letter, you have affirmatively provided notice (written and verbal) to Sears Holdings Corporation (“Sears”) that you have accepted an offer of employment with the Company, in accordance with the Addendum to Agreements between you and Sears, dated February 6, 2018, in which Sears provided a waiver, with respect to your employment with the Company, of the non-competition provision set forth in your Executive Severance Agreement with Sears, dated March 17, 2015, (b) as of the Start Date with the Company, you are not subject to any obligation, written or oral, containing any non-competition provision or any other restriction that would result in any restriction on your ability to accept and perform this or any other position with the Company or any of its affiliates, and (c) you are not (i) a member of any board of directors, board of trustees or similar governing body of any for-profit, non-profit or not-for-profit entity, or (ii) a party to any agreement, written or oral, with any entity under which you would receive remuneration for your services, except as disclosed to and approved by the Company in advance of the Start Date. You agree that you will not (A) become a member of any board or body described in clause (c)(i) of the preceding sentence or (B) become a party to any agreement described in clause (c)(ii) of the preceding sentence, in each case without the prior written consent of the Company, such consent not to be unreasonably withheld. Further, you agree you will not disclose or use, in violation of any obligation of confidentiality, any information that you acquired as a result of any previous employment or otherwise.

If this letter and the attached Employment Term Sheet correctly sets forth your understanding of the Company’s offer of employment, then please sign where indicated below to acknowledge your acceptance and return a copy to me.

Sincerely,

Pier 1 Services Company
By: Pier 1 Holdings, Inc., its managing trustee
By: /s/ Christine Murray
Christine Murray, Senior V.P. – Human Resources
and Chief Human Resources Officer

Agreed to:

/s/ Kelly N. Cook	March 8, 2018
Kelly N. Cook	Date

cc: Alasdair James

Exhibit “A”

EMPLOYMEnT Term Sheet

FOR

Kelly N. Cook

This term sheet summarizes the principal terms and conditions of the proposed employment of Kelly N. Cook (“Executive”) by Pier 1 Services Company (“Company”), effective upon the Start Date as defined in the attached letter.

Position	Executive Vice President, Marketing
Office Location	Company Headquarters, Fort Worth, Texas
Duties and Reporting Relationships	Duties commensurate with position, reporting directly to President and Chief Executive Officer.
Base Salary	$450,000 per year, subject to annual review by the Compensation Committee of the Board of Directors of Pier 1 Imports, Inc.
Sign on Bonus

$75,000 payable upon completion of 60 days of employment; subject to pro rata clawback in the event Executive voluntarily leaves the Company or is terminated for Cause (as defined in the Executive Agreement referenced below) within 12 months following the Start Date.

Additional $50,000 payable upon completion of one year of service; subject to pro rata clawback in the event Executive voluntarily leaves the Company or is terminated for Cause (as defined in the Executive Agreement referenced below) within 12 months following payment of the award.

Annual short-term incentives

Participation in the Company’s Fiscal Year 2019 annual short-term cash incentive program at a level commensurate with other senior officers. Future fiscal year programs are subject to Compensation Committee authorization and approval.

Initial Time-Based Stock Award

Initial time-based restricted stock award having a value equal to $225,000, granted upon the Start Date.  Number of shares to be determined based on $225,000 value divided by the 30-day trailing average of the closing price of Pier 1 Imports, Inc. common stock as of the Start Date.  Vests in equal annual installments on each of the first three anniversaries of the grant date, subject to Executive’s continued employment with the Company at the time of vesting.

Performance-Based Stock Award

Performance-based restricted stock award having a target value equal to $337,500 (75% of base salary) granted at the time of the Fiscal Year 2019 long-term equity incentive grants (on or about 4/20/18), subject to and as approved by the Compensation Committee.   Number of shares to be determined based on $337,500 value divided by the 30-day trailing average of the closing price of Pier 1 Imports, Inc. common stock as of the grant date.

Future Equity Awards

Eligible beginning in Fiscal Year 2020 for grants of stock awards under the Company’s long-term equity incentive program at a level commensurate with other senior officers.  Future fiscal year grants are subject to Compensation Committee authorization and approval.

Severance

As of the Start Date, the Company and Executive will enter into an Executive Agreement providing for 12 months of salary continuation in the event Executive’s employment with the Company is terminated by the Company without Cause or by Executive without Good Reason (each as defined in the Executive Agreement).

Non-Compete, Non-Solicitation and Non-Disclosure

Based on your access to and use of Confidential Information as described in the Executive Agreement, you will be subject to non-compete and vendor, customer and employee non-solicitation provisions for a period of one year following your termination of employment, and non-disclosure provisions following your termination of employment.

Group insurance plan

Eligible to participate in Company broad-based managed health plan, long-term disability, short-term disability, dental insurance, accident insurance, vision and life insurance, and a prescription drug plan.  Subject to terms of plans.

The Company will reimburse Executive for COBRA costs pending eligibility for Company’s welfare benefit plans.

Stock purchase plan	Eligible to purchase Pier 1 Imports, Inc. stock through contributions of up to 20% of eligible compensation, plus Company matching contributions of 25% of amounts contributed. Subject to plan terms.
Deferred compensation plan	Eligible participation includes matching contributions equal to 100% of the first 1% of eligible compensation deferred and 50% of the next 4% of eligible compensation deferred. Subject to plan terms.
40l(k) retirement plan

Eligible participation includes matching contributions based on pre-tax contributions to the plan equal to 100% of the first 1% of eligible compensation to the plan and 50% of the next 4% of eligible compensation contributed to the plan.  Subject to plan terms.

Relocation	Up to $90,000 in accordance with the Company's standard relocation policy.
Vacation	Four weeks of vacation granted upon date of hire.
Merchandise discount	25% discount on Pier 1 Imports merchandise. Subject to Associate Discount Policy.

-END-